SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby clarifies the following to its shareholders and the market in relation to the news published in the newspaper Valor Econômico today about the commencement of the judgment of the Motion for Reconsideration of the Review in Special Appeal (Embargo de Divergência em Agravo em Recurso Especial) number 790288/PR, by the Superior Court:

1.    Firstly, it should be clarified that the judgment was not concluded yet but only initiated with the vote of the rapporteur Justice, accordingly, the appeal of the opposing party may be rejected at the end, which is the reason we cannot make any prediction of the value;

2.    The opposing party claims that the interest rates of 6% (six percent) should apply to the credits arising from the judicial decisions regarding the compulsory loans resulting from the differences in inflation (expurgos inflacionários) since the 143rd Extraordinary General Meeting, held on June 30, 2005, which ratified the conversion of credits resulting from the compulsory loans;

3.    Eletrobras disagrees with this understanding, since:

(i)           The principal amount and interest of the compulsory loans were paid by Eletrobras, under the terms of the compulsory loan legislation, in particular Decree-Law 1512, of December 28, 1976;

(ii)          Considering that these credits have been paid as per the applicable legislation, the debts under discussion (if any) should be considered judicial debts rather than taxes;

(iii)         For judicial debts, the applicable rule is that "on the amount calculated, there should be applied the typical charges of judicial debt (monetary adjustment from the maturity date - item 6.1 and 6.2 and default interest from service of process - item 6.3)." (Resp. 1003955/RS);

(iv)         Therefore, in case of a judicial debt, the SELIC - Special Settlement and Custody System (SELIC – Sistema Especial de Liquidação e de Custodia) rate should be applied, especially considering that Eletrobras may choose to pay in cash and not necessarily in shares of the Company. (Resp.1003955/RS);

(v)          This follows the ruling of Justice Herman Benjamim from 2009, as set out below (Resp. 1003955/RS):

“(...)This index cannot be brought back against the law. After the redemption, if there has been a lower payment, there is no remuneration on the Loan, but rather a default by the Tax Authorities, with the application of default interest (Selic or any other that the Judiciary considers appropriate), exclusively.

The accumulation of the two interest rates - Selic (for default interest) plus 6% (remuneration) - leads to a monetary adjustment that, in the very recent past, exceeded an absurd 20% per year.

In addition, if article 406 of the Civil Code is applicable to the situation, the limitation contained in article 591 the Civil Code should also be applied (emphasis added):

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

‘Art 591. When a loan is entered into for economic purposes, interest is presumed, which, under penalty of reduction, cannot exceed the rate referred to in article 406, permitting the annual capitalization.

In fact, if private borrowers do not submit to interest rates higher than those established in article 406 of the Civil Code (Selic), why should the Public Administration be subject to them when it contracts a Compulsory Loan?

I understand that interest rates of 6% per annum are only due until redemption (conversion into shares). After service of process, the Public Administration is in default and only the default interest provided by law is due: articles Nos 1,062 and 1,063 of the Civil Code, until Law 10,406/2002 entered into effect which provided in article 406 that the rate in place at the time should apply to the late payment of taxes due to the National Treasury (Selic). "

In view of the foregoing, the Company will keep the market informed of the judgment in question.

Rio de Janeiro, September 14, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.